                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                        Commission file number 001-12335


                      Butler Employee Savings Trust (BEST)
                                  401(k) Plan


                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108

                         INDEPENDENT AUDITORS' REPORT



The Butler Employee Savings Trust Plan
        Administrative Committee
Butler Manufacturing Company:


We have audited the accompanying statements of net assets available for plan benefits of Butler Manufacturing Company 401(k) Employee Savings Trust Plan
(the Plan) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/KPMG Peat Marwick LLP




June 4, 1997

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995



                                                    Managed                                         Equity         Inter-
                                                     Income           Puritan        Magellan       Income        national
                                                   Portfolio           Fund           Fund           Fund          Growth
                                                   ---------          -------        --------      --------       ---------
Assets:
  Investments, at fair value:
    Fidelity investment funds:
      Managed Income Portfolio                   $   6,995,682          -              -              -              -
      Puritan Fund                                       -          8,024,381          -              -              -
      Magellan Fund                                      -              -         14,110,343          -              -
      Equity Income Fund                                 -              -              -          7,715,151          -
      International Growth                               -              -              -              -           717,848
      Asset Manager                                      -              -              -              -              -
      Asset Manager Growth                               -              -              -              -              -
      Asset Manager Income                               -              -              -              -              -
      Retirement Money Market Trust                      -              -              -              -              -
      Butler Stock Fund                                  -              -              -              -              -
      Participant loans                                  -              -              -              -              -
                                               ---------------    -----------    -----------    -----------     ----------
            Total investments                        6,995,682      8,024,381     14,110,343      7,715,151        717,848
                                               ---------------    -----------    -----------    -----------     ----------

Receivables:
  Employee contributions receivable                     73,750         72,141        138,782         66,552         16,813
  Employer contributions receivable                    146,968        153,538        357,772        142,983         33,169
                                               ---------------    -----------    -----------    -----------     ----------
            Total receivables                          220,718        225,679        496,554        209,535         49,982
                                               ---------------    -----------    -----------    -----------     ----------
            Net assets available for
               plan benefits                   $     7,216,400      8,250,060     14,606,897      7,924,686        767,830
                                               ===============    ===========    ===========    ===========     ==========

                                                          1996

                                                                                Retirement
                                                           Asset          Asset         Money         Butler
                                             Asset        Manager        Manager        Market        Stock      Participant
                                            Manager        Growth         Income        Trust          Fund         loans
                                            -------       --------       --------       ------        -------     -----------
Assets:
  Investments, at fair value:
    Fidelity investment funds:
      Managed Income Portfolio                   -             -              -             -             -             -
      Puritan Fund                               -             -              -             -             -             -
      Magellan Fund                              -             -              -             -             -             -
      Equity Income Fund                         -             -              -             -             -             -
      International Growth                       -             -              -             -             -             -
      Asset Manager                            606,249         -              -             -             -             -
      Asset Manager Growth                       -         1,034,812          -             -             -             -
      Asset Manager Income                       -             -            195,706         -             -             -
      Retirement Money Market Trust              -             -              -         4,970,477         -             -
      Butler Stock Fund                          -             -              -             -           791,136         -
      Participant loans                          -             -              -             -             -         1,521,369
                                           -----------    ----------      ---------    ----------      --------   -----------
            Total investments                  606,249     1,034,812        195,706     4,970,477       791,136     1,521,369
                                           -----------    ----------      ---------    ----------      --------   -----------

Receivables:
  Employee contributions receivable             10,345        22,053          5,960        54,617        10,984       -
  Employer contributions receivable             20,701        42,769         10,522       119,516        29,237       -
                                           -----------    ----------      ---------    ----------      --------   -----------
            Total receivables                   31,046        64,822         16,482       174,133        40,221       -
                                           -----------    ----------      ---------    ----------      --------   -----------
            Net assets available for
               plan benefits                   637,295     1,099,634        212,188     5,144,610       831,357     1,521,369
                                           ===========    ==========      =========    ==========      ========   ===========

                                                          1996
------------------------------------------------------------------------------------------------------------------------------------
                                                    Total
                                                 -----------
Assets:
  Investments, at fair value:
    Fidelity investment funds:
      Managed Income Portfolio                     6,995,682
      Puritan Fund                                 8,024,381
      Magellan Fund                               14,110,343
      Equity Income Fund                           7,715,151
      International Growth                           717,848
      Asset Manager                                  606,249
      Asset Manager Growth                         1,034,812
      Asset Manager Income                           195,706
      Retirement Money Market Trust                4,970,477
      Butler Stock Fund                              791,136
      Participant loans                            1,521,369
                                                 -----------
            Total investments                     46,683,154
                                                 -----------

Receivables:
  Employee contributions receivable                  471,997
  Employer contributions receivable                1,057,175
                                                 -----------
            Total receivables                      1,529,172
                                                 -----------
            Net assets available for
               plan benefits                      48,212,326
                                                 ===========



                                                          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                    Managed                                       Equity         Inter-
                                                     Income        Puritan        Magellan        Income        national
                                                   Portfolio         Fund           Fund           Fund          Growth
                                                   ---------       --------       --------        -------       --------
Assets:
  Investments, at fair value:
   Fidelity investment funds:
     Managed Income Portfolio                  $     6,338,981          -              -              -              -
     Puritan Fund                                      -            6,211,402          -              -              -
     Magellan Fund                                     -                -         12,270,111          -              -
     Equity Income Fund                                -                -              -          4,985,737          -
     International Growth                              -                -              -              -            405,970
     Asset Manager                                     -                -              -              -              -
     Asset Manager Growth                              -                -              -              -              -
     Asset Manager Income                              -                -              -              -              -
     Retirement Money Market Trust                     -                -              -              -              -
     Participant loans                                 -                -              -              -              -
                                               ---------------    -----------    -----------     ----------      ---------
             Total investments                       6,338,981      6,211,402     12,270,111      4,985,737        405,970
                                               ---------------    -----------    -----------     ----------      ---------

Receivables:
  Employee contributions receivable                     73,528         64,405        127,308         47,448         12,477
  Employer contributions receivable                    140,811        140,098        342,267        105,310         28,669
                                               ---------------    -----------    -----------     ----------      ---------
             Total receivables                         214,339        204,503        469,575        152,758         41,146
                                               ---------------    -----------    -----------     ----------      ---------
             Net assets available for
               plan benefits                   $     6,553,320      6,415,905     12,739,686      5,138,495        447,116
                                               ===============    ===========    ===========     ==========      =========
                                                          1995
                                                                                      Retirement
                                                           Asset          Asset         Money
                                             Asset        Manager        Manager        Market     Participant
                                            Manager        Growth         Income        Trust         loans         Total
                                            -------       -------        --------     ----------   -----------    -----------
Assets:
  Investments, at fair value:
   Fidelity investment funds:
     Managed Income Portfolio                     -             -              -             -             -        6,338,981
     Puritan Fund                                 -             -              -             -             -        6,211,402
     Magellan Fund                                -             -              -             -             -       12,270,111
     Equity Income Fund                           -             -              -             -             -        4,985,737
     International Growth                         -             -              -             -             -          405,970
     Asset Manager                             263,015          -              -             -             -          263,015
     Asset Manager Growth                         -          427,317           -             -             -          427,317
     Asset Manager Income                         -             -            89,071          -             -           89,071
     Retirement Money Market Trust                -             -              -        4,484,448          -        4,484,448
     Participant loans                            -             -              -             -        1,334,208     1,334,208
                                            ----------     ---------      ---------    ----------    ----------   -----------
             Total investments                 263,015       427,317         89,071     4,484,448     1,334,208    36,810,260
                                            ----------     ---------      ---------    ----------    ----------   -----------

Receivables:
  Employee contributions receivable             10,115        16,246          3,771        52,494          -          407,792
  Employer contributions receivable             15,903        27,947          8,124       111,343          -          920,472
                                            ----------     ---------      ---------    ----------    ----------   -----------
             Total receivables                  26,018        44,193         11,895       163,837          -        1,328,264
                                            ----------     ---------      ---------    ----------    ----------   -----------
             Net assets available for
               plan benefits                   289,033       471,510        100,966     4,648,285     1,334,208    38,138,524
                                            ==========    ==========      =========    ==========   ===========   ===========

See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1996 and 1995


                                                            Managed                                                  Equity
                                                             Income          Puritan              Magellan           Income
                                                           Portfolio          Fund                  Fund              Fund
                                                           ---------          ----                  ----              ----
Contributions:
  Employee                                              $    959,685         970,794              1,976,504         817,225
  Employer                                                   147,175         153,538                357,979         142,983
  Rollover                                                    25,039         144,600                240,827         197,205
                                                        ------------       ---------            -----------     -----------
     Total contributions                                   1,131,899       1,268,932              2,575,310       1,157,413

Income:
  Net appreciation in fair value of
   investments                                                  -            121,605               (603,287)        779,889
  Interest and dividends                                     406,968         918,105              2,124,429         472,780
Other increases (decreases):
  Distributions                                             (468,577)       (446,692)              (780,815)       (379,670)
  Fees                                                        (3,829)        (20,608)               (13,331)         (1,725)
  Loan repayments                                            143,374         114,662                222,050          63,240
  Loan withdrawals                                          (199,793)       (146,053)              (320,909)       (114,494)
  Transfers in                                               246,711         354,422                524,543       1,125,049
  Transfers out                                             (594,636)       (331,317)            (1,861,685)       (317,698)
  Transfers from other plans                                     963           1,099                    906           1,407
                                                        ------------       ---------            -----------     -----------
       Increase in net assets available
         for plan benefits                                   663,080       1,834,155              1,867,211       2,786,191

Net assets available for plan benefits at
  beginning of year                                        6,553,320       6,415,905             12,739,686       5,138,495
                                                        ------------       ---------            -----------     -----------
Net assets available for plan benefits at
  end of year                                           $  7,216,400       8,250,060             14,606,897       7,924,686
                                                        ============       =========            ===========     ===========

                                                                                                                    Retirement
                                                        Inter-                        Asset           Asset         Money
                                                        national        Asset         Manager         Manager       Market
                                                        Growth         Manager        Growth          Income        Trust
                                                      ---------       --------     ---------       --------     ---------
Contributions:
  Employee                                              213,776        150,895       264,084         64,080       687,912
  Employer                                               33,169         20,867        42,769         10,522       119,571
  Rollover                                               12,246         22,850        49,989         13,187        30,222
                                                      ---------       --------     ---------       --------     ---------
     Total contributions                                259,191        194,612       356,842         87,789       837,705
Income:
  Net appreciation in fair value of                      49,256         14,263        39,567            470        -
   investments                                           25,235         45,411        91,108         12,180       247,889
  Interest and dividends
Other increases (decreases):                            (22,442)       (23,545)      (46,789)        (6,836)     (494,996)
  Distributions                                            (222)          (319)         (378)           (93)       (4,003)
  Fees                                                    7,811          9,635        15,572          2,834        64,672
  Loan repayments                                       (27,333)       (16,807)      (20,234)        (2,429)      (85,046)
  Loan withdrawals                                       99,185        147,066       280,290         38,453       631,945
  Transfers in                                          (71,576)       (22,054)      (87,854)       (21,146)     (702,524)
  Transfers out                                           1,609          -            -              -                683
  Transfers from other plans
      Increase in net assets available
         for plan benefits                              320,714        348,262       628,124        111,222       496,325
Net assets available for plan benefits at
  beginning of year                                     447,116        289,033       471,510        100,966     4,648,285
Net assets available for plan benefits at             ---------       --------     ---------     ----------   -----------
  end of year                                           767,830        637,295     1,099,634        212,188     5,144,610
                                                      =========       ========     =========       ========     =========

                                                         Butler
                                                         Stock      Participant
                                                          Fund         loans             Total
                                                        ---------     ----------     -----------
Contributions:
  Employee                                               78,340         -            6,183,295
  Employer                                               29,237         -            1,057,810
  Rollover                                                9,887         -              746,052
                                                      ---------     ----------     -----------
     Total contributions                                117,464         -            7,987,157
Income:
  Net appreciation in fair value of                     153,149         -              554,912
   investments                                            2,879         -            4,346,984
  Interest and dividends
Other increases (decreases):                             (2,357)      (103,649)     (2,776,368)
  Distributions                                          (1,042)        -              (45,550)
  Fees                                                    4,283       (648,133)         -
  Loan repayments                                        (5,845)       938,943          -
  Loan withdrawals                                      589,751         -            4,037,415
  Transfers in                                          (26,925)        -           (4,037,415)
  Transfers out                                            -            -                6,667
  Transfers from other plans                          ---------     ----------     -----------
       Increase in net assets available
         for plan benefits                              831,357        187,161      10,073,802
Net assets available for plan benefits at
  beginning of year                                           -      1,334,208      38,138,524
Net assets available for plan benefits at             ---------       --------     ---------
  end of year                                           831,357      1,521,369      48,212,326
                                                      =========     ==========     ===========

                                                                                        (Continued)


                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

   Statements of Changes in Net Assets Available for Plan Benefits, Continued



                                                                                    1995
                                         ------------------------------------------------------------------------------------------
                                            Managed                                                                 Equity
                                             Income                   Puritan                 Magellan              Income
                                            Portfolio                  Fund                    Fund                 Fund
                                            ---------                  ----                    ----                 ----
Contributions:
  Employee                                $  935,757                 892,408               1,660,929               629,952
  Employer                                   141,780                 141,694                 345,578               106,266
  Rollover                                    95,200                  67,500                 144,815                57,910
                                          ----------               ---------             -----------             ---------
     Total contributions                   1,172,737               1,101,602               2,151,322               794,128

Income:
  Net appreciation in fair value of
   investments                                  -                    719,539               2,405,532               840,948
  Interest and dividends                     379,093                 332,536                 740,927               288,512
Other increases (decreases):
  Distributions                             (467,559)               (143,497)               (366,423)             (185,852)
  Fees                                        (3,722)                (17,627)                (10,700)               (1,462)
  Loan repayments                            117,987                  77,304                 152,164                49,763
  Loan withdrawals                          (217,813)               (113,925)               (218,863)              (56,119)
  Transfers in                               378,941                 224,370                 764,977               230,381
  Transfers out                             (414,076)               (270,170)             (1,269,145)             (204,496)
  Transfers from (to) other plans                 22                     216                  (5,317)                2,041
                                          ----------               ---------             -----------             ---------
    Increase in net assets available
     for plan benefits                       945,610               1,910,348               4,344,474             1,757,844

Net assets available for plan benefits at
  beginning of year                        5,607,710               4,505,557               8,395,212             3,380,651
                                          ----------               ---------             -----------             ---------
Net assets available for plan benefits at
  end of year                             $6,553,320               6,415,905              12,739,686             5,138,495
                                          ==========               =========             ===========             =========

                                                                                    1995
                                         ------------------------------------------------------------------------------------------
                                                                                                                     Retirement
                                                 Inter-                              Asset           Asset           Money
                                                national          Asset              Manager         Manager         Market
                                                Growth           Manager             Growth          Income          Trust
                                                ------           -------             -------      ---------      --------------
Contributions:
  Employee                                      175,717         120,682             186,708          46,481           649,177
  Employer                                       28,982          15,903              27,947           8,124           111,924
  Rollover                                       16,889          16,244              40,129           4,863            29,100
                                               --------       ---------          ----------       ---------      ------------
     Total contributions                        221,588         152,829             254,784          59,468           790,201

Income:
  Net appreciation in fair value of
   investments                                   21,854          20,184              55,565           7,677           -
  Interest and dividends                         13,645           6,006               8,682           4,122           235,951
Other increases (decreases):
  Distributions                                 (12,180)         (4,098)            (38,627)        (17,266)         (276,351)
  Fees                                              (95)           (112)               (252)            (29)           (3,712)
  Loan repayments                                 5,981           4,564               8,191           3,807            56,120
  Loan withdrawals                              (12,705)         (2,594)             (8,740)         (1,410)         (110,297)
  Transfers in                                   89,120          69,562              56,070          21,094         1,104,130
  Transfers out                                 (35,912)        (47,397)           (144,906)        (16,941)         (535,602)
  Transfers from (to) other plans                  -               -                   -               -                1,274
                                               --------       ---------          ----------       ---------      ------------
    Increase in net assets available
     for plan benefits                          291,296         198,944             190,767          60,522         1,261,714

Net assets available for plan benefits at
  beginning of year                             155,820          90,089             280,743          40,444         3,386,571
                                               --------       ---------          ----------       ---------      ------------

Net assets available for plan benefits at
  end of year                                   447,116         289,033             471,510         100,966         4,648,285
                                               ========       =========          ==========       =========      ============

                                                                                    1995
                                         ------------------------------------------------------------------------------------------
                                               Participant
                                                  loans              Total
                                                  -----              -----
Contributions:
  Employee                                             -            5,297,811
  Employer                                             -              928,198
  Rollover                                             -              472,650
                                                -----------       -----------
     Total contributions                               -            6,698,659

Income:
  Net appreciation in fair value of
   investments                                         -            4,071,299
  Interest and dividends                               -            2,009,474
Other increases (decreases):
  Distributions                                     (46,403)       (1,558,256)
  Fees                                                 -              (37,711)
  Loan repayments                                  (475,881)             -
  Loan withdrawals                                  742,466              -
  Transfers in                                         -            2,938,645
  Transfers out                                        -           (2,938,645)
  Transfers from (to) other plans                      -               (1,764)
                                                -----------       -----------
    Increase in net assets available
     for plan benefits                              220,182        11,181,701

Net assets available for plan benefits at
  beginning of year                               1,114,026        26,956,823
                                                -----------       -----------

Net assets available for plan benefits at
  end of year                                     1,334,208        38,138,524
                                                ===========       ===========

See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  General

      Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the Administrative Committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The Trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the Administrative Committee.

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

      (b)  Basis of Presentation

      The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in net assets available for plan benefits.

      (c)  Fees and Expenses

      The expenses incurred by the Administrative Committee of the Plan in administering Plan activity and the expenses incurred by the Trustee in administering the trust may be paid from the assets of the Plan or by the Company. These expenses are currently paid jointly by the Plan and the Company.

      (d)  Eligibility

      All full-time salaried and nonunion hourly employees are eligible.

      (e)  Vesting

      All eligible employees participating in the Plan are immediately 100% vested in employer contributions.

      (f)  Termination

      The Plan may be terminated at any time with the approval of the Company's Board of Directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump-sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

                                                                     (Continued)

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                         NOTES TO FINANCIAL STATEMENTS


      (g)  Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

      (h)  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (2) CONTRIBUTIONS

      Employees may contribute to the Plan from 1% to 15% of their compensation in 1% increments. Participants may direct investments of their contribution in 1% increments among the funds established by the Trustee. During 1996, the Plan was amended to permit employees to contribute amounts, subject to certain limits, into a fund for the purchase of the Company's common stock. At the discretion of the Board of Directors and based on the Company's profitability, employee contributions up to 6% of compensation will be matched 25% by the Company. This match is applicable only to employees who are actively employed on December 31, except in cases of retirement, disability or death.

     (3) DISTRIBUTIONS

      If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

      Distributions payable to vested participants at December 31, 1996, but not paid until 1997, were $754,213. This amount is included in net assets available for plan benefits in the accompanying financial statements and is shown as a liability of the Plan for purposes of the Form 5500.

     (4) IN-SERVICE WITHDRAWALS

      Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses or the purchase of a principal residence.

                                                                     (Continued)

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                         NOTES TO FINANCIAL STATEMENTS


(5)   LOANS TO PARTICIPANTS

      At the discretion of the Administrative Committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the Administrative Committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly-compensated participants.

(6)   FEDERAL INCOME TAXES

      The Plan has received a favorable determination letter, dated
           April 26, 1995, from the Internal Revenue Service (IRS), qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. Management believes the trust will continue to qualify as an employee benefit plan under Section 401 of the Internal Revenue Code.

      In connection with an IRS examination of the Company's consolidated income tax returns for 1992 and 1993, the IRS is performing a review of the Plan. The Company believes that the IRS review will not have an adverse impact on the Plan.

                                                                      Schedule 1


                        BUTLER MANUFACTURING COMPANY
                     401(K) EMPLOYEE SAVINGS TRUST PLAN

         ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1996

                                                                                                             Fair
  Identity of issuer                            Description                            Cost                  value
  ------------------                            -----------                            ----                  -----
Fidelity investments:
  Managed Income Portfolio                6,995,682 units of participa-
                                           tion in a collective fund               $  6,995,682            6,995,682
  Puritan Fund                            465,451 units of participa-
                                           tion in a collective fund                  7,334,313            8,024,381
  Magellan Fund                           174,958 units of participa-
                                           tion in a collective fund                 12,686,921           14,110,343
  Equity Income Fund                      180,134 units of participa-
                                           tion in a collective fund                  6,109,980            7,715,151
  International Growth Fund               36,719 units of participa-
                                           tion in a collective fund                    658,186              717,848
  Asset Manager                           36,809 units of participa-
                                           tion in a collective fund                    579,763              606,249
  Asset Manager Growth                    63,291 units of participa-
                                           tion in a collective fund                    972,308            1,034,812
  Asset Manager Income                    16,857 units of participa-
                                           tion in a collective fund                    190,970              195,706
  Retirement Money Market                 4,970,477 units of participa-
   Trust                                   tion in a collective fund                  4,970,477            4,970,477
  Butler Stock Fund                       68,084 shares of Butler
                                           Manufacturing Company
                                           common stock                                 637,514              791,136
Participant loans                         Loans outstanding with interest
                                           rates ranging from 9.0% to
                                           10.0%                                      1,521,369            1,521,369
                                                                                   ------------           ----------
                                                                                   $ 42,657,483           46,683,154
                                                                                   ============           ==========


See accompanying independent auditors' report.

                                                                      Schedule 2


                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996


                                                     Total              Total          Total
Issuing                                             purchase            sale            cost           Net
 party                     Description               amount            amount          amount         gain
 ------                    -----------               ------            ------          ------         ----
Fidelity Management    Fidelity investments:
  Trust Company          Puritan Fund          $   2,636,045            944,670       871,814        72,856
                         Magellan Fund             5,420,260          2,976,741     2,782,389       194,352
                         Equity Income Fund        2,763,112            813,587       677,403       136,184
                         Managed Income
                           Portfolio Fund          1,923,538          1,266,837     1,266,837       -


See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              BUTLER EMPLOYEE SAVINGS TRUST



Date:                                         By /s/ John J. Holland
      -----------------------                    -----------------------------
                                              John J. Holland, Member of
                                                the Administrative Committee

                                 EXHIBIT INDEX



Exhibit
Number           Description
-------          -----------------------------

 23              Independent Auditors' Consent